Filed Pursuant to Rule 424(b)(3)
Registration No. 333-158111

GRUBB & ELLIS HEALTHCARE REIT II, INC.

SUPPLEMENT NO. 8 DATED OCTOBER 20, 2011

TO THE PROSPECTUS DATED APRIL 29, 2011

This document supplements, and should be read in conjunction with, our prospectus dated April 29, 2011 relating to our offering of 330,000,000 shares of our common stock, as supplemented by Supplement No. 6 dated September 23, 2011 and Supplement No. 7 dated October 12, 2011. Unless otherwise defined in this Supplement No. 8, capitalized terms used have the same meanings as set forth in our prospectus. The purpose of this Supplement No. 8 is to disclose:

•	the status of our public offering;

•	updates regarding our sponsor; and

•	the payment of additional compensation to our independent directors.

Status of our Public Offering

We commenced our initial public offering of shares of our common stock on August 24, 2009. As of October 7, 2011, we had received and accepted subscriptions in our offering for 39,820,943 shares of our common stock, or approximately $397,362,000, excluding shares of our common stock issued pursuant to our distribution reinvestment plan, or DRIP. As of October 7, 2011, 260,179,057 shares remained available for sale to the public pursuant to our offering, excluding shares available pursuant to our DRIP. We will sell shares of our common stock in this offering until the earlier of August 24, 2012, or the date on which the maximum offering amount has been sold; provided, however, that our board of directors may extend this offering as permitted under applicable law, or we may extend this offering with respect to shares of our common stock offered pursuant to the DRIP. However, we reserve the right to terminate this offering at any time prior to such termination date.

Updates Regarding Our Sponsor

The “Risk Factors – Risks Related to Our Business – Our success is dependent on the performance of our sponsor” section on page 32 of our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

Our success is dependent on the performance of our sponsor.

Our ability to achieve our investment objectives and to conduct our operations is dependent upon the performance of our advisor, which is a subsidiary of our sponsor. Our sponsor’s business is sensitive to trends in the general economy, as well as the commercial real estate and credit markets. The current macroeconomic environment and accompanying credit crisis has negatively impacted the value of commercial real estate assets, contributing to a general slow-down in our sponsor’s industry. A prolonged and pronounced recession could continue or accelerate the reduction in overall transaction volume and size of sales and leasing activities that our sponsor has already experienced and would continue to put downward pressure on our sponsor’s revenues and operating results. To the extent that any decline in our sponsor’s revenues and operating results impacts the performance of our advisor, our results of operations and financial condition could also suffer.

In addition, our sponsor has announced, among other things, that it has retained JMP Securities LLC as an advisor to explore strategic alternatives for Grubb & Ellis, including a potential merger or sale transaction. Our sponsor disclosed in its Form 10-K for the year ended December 31, 2010 that it entered into a commitment letter and exclusivity agreement with Colony Capital Acquisitions, LLC, pursuant to which (i) Colony Capital Acquisitions, LLC and one or more of its affiliates, or collectively, Colony, agreed to provide an $18,000,000 senior secured term loan credit facility, or the Senior Secured Credit Facility, and (ii) Colony obtained the exclusive right for 60 days, commencing on March 30, 2011, to negotiate a strategic transaction with our sponsor. On April 18, 2011, our sponsor announced that it had closed the $18,000,000 Senior Secured Credit Facility and, as of May 16, 2011, it was fully drawn upon. On May 29, 2011, the exclusivity period ended with respect to negotiations for a strategic transaction between Colony and our sponsor, which allowed our sponsor to engage in discussions with parties other than, or in addition to, Colony.

On October 17, 2011, our sponsor announced that it had entered into exclusive negotiations with a subsidiary of C-III Capital Partners LLC, an affiliate of Island Capital Group LLC, which has partnered with Colony regarding a strategic transaction with our sponsor. In addition, our sponsor announced that an affiliate of C-III Capital Partners LLC has agreed to invest $10,000,000 in our sponsor through the expansion of our sponsor’s existing $18,000,000 Senior Secured Credit Facility with Colony and purchase $4,000,000 of the existing Senior Secured Credit Facility, which will establish both C-III Capital Partners LLC and Colony as significant stakeholders in our sponsor. In a Form 8-K filed on October 19, 2011, our sponsor disclosed that the exclusivity agreement with Colony and C-III Investments LLC, or C-III, the affiliate of C-III Capital Partners LLC, provides that Colony and C-III have the exclusive right, for a period of 30 days commencing October 16, 2011, and subject to two consecutive 30 day extensions, under certain circumstances, to pursue a strategic transaction with our sponsor. In the event that Colony and C-III are diligently pursuing a strategic transaction with our sponsor at the end of the initial 30 day period (November 15, 2011) and the first 30 day extension (December 15, 2011), Colony and C-III will have the right to extend the exclusivity period for an additional 30 days. However, there are provisions in the exclusivity agreement that will permit our sponsor to deal with any unsolicited qualified offer by a third party after the 60th day of exclusivity, under certain circumstances. There can be no assurance that any strategic transaction with C-III or Colony, or with any other strategic partner, will be completed. If our sponsor does not complete a strategic transaction with C-III or Colony, or with any other strategic partner, such result could have a material adverse effect on our sponsor’s results of operations and financial condition, which could negatively impact the performance of our advisor and could cause our results of operations and financial condition to suffer. Similarly, if our sponsor enters into a merger or sale transaction, the effect of such a transaction is unknown, but could have a material adverse effect on the performance of our advisor, which could cause our results of operations and financial condition to suffer.

Furthermore, on May 19, 2011, our sponsor received written notice, or the Notice, from NYSE Regulation, Inc. that it is not currently in compliance with the continued listing standards of the New York Stock Exchange, or the NYSE, which require an average market capitalization of not less than $50,000,000 over 30 consecutive trading days and shareholders’ equity of not less than $50,000,000. Our sponsor has made the requisite submissions to the NYSE and is currently in dialogue with the NYSE regarding its proposed plan to regain compliance with the NYSE’s continued listing standards, or the Plan. The NYSE has yet to determine whether our sponsor has made a reasonable demonstration of its ability to come into conformity with the relevant standards within the 18-month period, or whether it will require our sponsor to do so within a lesser time period. The NYSE will either (i) accept the Plan, at which time it would specify the applicable time period within which our sponsor has to come into compliance and continue to monitor our sponsor for compliance with the Plan or (ii) reject the Plan, at which time our sponsor would be subject to suspension and delisting proceedings. If the trading of our sponsor’s stock on the NYSE is suspended or our sponsor’s stock is delisted from the NYSE, such result could have a material adverse effect on our sponsor’s revenues, which could negatively impact the performance of our advisor and could cause our results of operations and financial condition to suffer.

The fourth paragraph of the “Management of our Company – Grubb & Ellis” section beginning on page 118 of our prospectus and all similar discussions appearing throughout our prospectus are superseded in their entirety as follows:

Grubb & Ellis has announced, among other things, that it has retained JMP Securities LLC as an advisor to explore strategic alternatives for Grubb & Ellis, including a potential merger or sale transaction. Grubb & Ellis disclosed in its Form 10-K for the year ended December 31, 2010 that it entered into a commitment letter and exclusivity agreement with Colony Capital Acquisitions, LLC, pursuant to which (i) Colony agreed to provide the $18,000,000 Senior Secured Credit Facility, and (ii) Colony obtained the exclusive right for 60 days, commencing on March 30, 2011, to negotiate a strategic transaction with Grubb & Ellis. On April 18, 2011, our sponsor announced that it had closed the $18,000,000 Senior Secured Credit Facility, and as of May 16, 2011, it was fully drawn upon. On May 29, 2011, the exclusivity period ended with respect to negotiations for a strategic transaction between Colony and Grubb & Ellis, which allowed Grubb & Ellis to engage in discussions with parties other than, or in addition to, Colony. On October 17, 2011, our sponsor announced that it had entered into exclusive negotiations with a subsidiary of C-III Capital Partners LLC, an affiliate of Island Capital Group LLC, which has partnered with Colony regarding a strategic transaction with our sponsor. In addition, our sponsor announced that an affiliate of C-III Capital Partners LLC has agreed to invest $10,000,000 in our sponsor through the expansion of our sponsor’s existing $18,000,000 Senior Secured Credit Facility with Colony and purchase $4,000,000 of the existing Senior Secured Credit Facility, which will establish both C-III Capital Partners LLC and Colony as significant stakeholders in our sponsor. In a Form 8-K filed on October 19, 2011, our sponsor disclosed that the exclusivity agreement with Colony and C-III, the affiliate of C-III Capital Partners LLC, provides that Colony and C-III have the exclusive right, for a period of 30 days commencing October 16, 2011, and subject to two consecutive 30 day extensions, under certain circumstances, to pursue a strategic transaction with our sponsor. In the event that Colony and C-III are diligently pursuing a strategic transaction with our sponsor at the end of the initial 30 day period (November 15, 2011) and the first 30 day extension (December 15, 2011), Colony and C-III will have the right to extend the exclusivity period for an additional 30 days. However, there are provisions in the exclusivity agreement that will permit our sponsor to deal with any unsolicited qualified offer by a third party after the 60th day of exclusivity, under certain circumstances. There can be no assurance that any strategic transaction with C-III or Colony, or with any other strategic partner, will be completed.

Additional Compensation to our Independent Directors

The following information should be read in conjunction with the “Management of our Company – Compensation of Directors and Officers – Director Compensation” section beginning on page 114 of our prospectus:

On October 19, 2011, our board of directors approved a one-time payment of $12,000 in cash to each of our independent directors on such date, in consideration of the services rendered by our independent directors pertaining to the heightened supervision of our advisor and additional duties necessitated by our sponsor’s ongoing negotiations regarding a potential strategic transaction.

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